October 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Liz Packebusch

Re:	Pyrophyte Acquisition Corp.

Registration Statement on Form S-1

Filed October 5, 2021, as amended

File No. 333-260041

Dear Ms. Packebusch:

On October 21, the undersigned, as the representative of the several underwriters, joined in the request of Pyrophte Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Monday, October 25, 2021, or as soon as practicable thereafter. We hereby withdraw our request until further notice.

[Signature page follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald
Name:	Thomas Schadewald
Title:	Director

By:	/s/ Austin Gobbo
Name:	Austin Gobbo
Title:	Associate Director

As representative of the underwriters